Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)



                                   Three Months
                                      Ended            Year Ended December 31,
                                     3/31/97    1996     1995   1994    1993   1992

Earnings available for fixed charges
 Net income                            $222    $  584  $  520  $  453   $333   $329
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                           (3)      (39)    (14)     (9)   (20)   (33)
   Capitalized interest of
    nonregulated companies               (3)      (10)     (8)     (9)   (26)   (66)
 Add:
   Fixed charges (1)                    130       454     436     487    471    452
   Minority interest                     19        75      27      30     28     18
   Income tax expense                   110       297     310     190    148     88
     Total                             $475    $1,361  $1,271  $1,142   $934   $788

Fixed Charges
 Interest expense (1)                  $111    $  404  $  386  $  445   $436   $430
 Rental expense representative of
  interest factor                        19        50      50      42     35     22
     Total                             $130    $  454  $  436  $  487   $471   $452

Ratio of earnings to fixed charges     3.65      3.00    2.92    2.34   1.98   1.74

(1) Amounts exclude costs incurred on sales of accounts receivables.
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